UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  000-50502
CUSIP Number:  776650 202
NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 20-F |_| Form 11-K | _| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2016

|_|           Transition Report on Form 10-K
|_|           Transition Report on Form 20-F
|_|           Transition Report on Form 11-K
|_|           Transition Report on Form 10-Q
|_|           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
PART I
REGISTRANT INFORMATION

root9B Holdings, Inc.
Full Name of Registrant

root9B Technologies, Inc.
Former Name if Applicable

102 N. Cascade Avenue, Suite 220
Address of Principal Executive Office (Street and Number)

Colorado Springs, CO 80919
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

root9B Holdings, Inc. (the “Company”) has determined it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company expects that the Form 10-K will be filed no later than the fifteenth calendar day following March 31, 2017.

As discussed in Note 19 to the financial statements of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Company operated in three business segments: Cyber Solutions, IPSA/Business Advisory Solutions, and Energy Solutions. On December 15, 2016, the Company entered into an agreement to divest its Energy Solutions segment, consistent with its previously announced plan to become a “pure-play” cybersecurity company. Additionally, the Company is engaged in negotiations regarding the sale of IPSA, which is included in the IPSA/Business Advisory Solutions segment, however there can be no assurances that such negotiations will ultimately result in a transaction.

Under the applicable accounting guidance related to discontinued operations, the Company is required to report the operations of such segments as discontinued operations, net of tax in the consolidated statements of operations and to reclassify certain assets and liabilities as “held for sale” in the consolidated balance sheets for all periods presented within the Company’s Annual Report on Form 10-K. As a result of these accounting requirements and management’s attention to the divestiture of two of the Company’s operating segments, additional time is required for the Company to complete the review and preparation of its financial statements.

PART IV
OTHER INFORMATION

William Hoke	(602) 889-1137
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

root9B Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ROOT9B HOLDINGS, INC.

Date: March 31, 2017	By:	/s/ William Hoke
William Hoke
Chief Financial Officer